Richard A. Krantz 1055 Washington Boulevard Stamford, CT 06901-2249 Main (203) 462-7500 Fax (203) 462-7599 rkrantz@rc.com Direct (203) 462-7505 Also admitted in New York and Massachusetts

August 24, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3030
Washington, DC 20549

Re:	FuelCell Energy, Inc.
Registration Statement S-3
File No. 333-164412

Ladies and Gentlemen:

This is in response to your letter of January 29, 2010, with respect to the above-captioned filing (the “Registration Statement”) of FuelCell Energy, Inc. (“FuelCell”). This letter is also intended to replace my letter of August 20, 2010.

Let me respond to the issues you have raised in the order in which they were presented in your letter.

1.	The definitive proxy statement that you reference, including the information required by Part III of the FuelCell Form 10-K for the year ended October 31, 2009, has been timely filed.

2.	All pending confidential treatment requests have been resolved.

3.	Forms of both the Subordinated Indenture and the Senior Indenture have been filed.

FuelCell has also filed an acceleration request, requesting the Registration Statement be declared effective on August 26, 2010, or as soon thereafter as practicable.

United States Securities and Exchange Commission
Division of Corporation Finance
August 24, 2010

If you have any additional questions or concerns, please feel free to contact the undersigned.

Very truly yours,

/s/ Richard A. Krantz

Richard A. Krantz

RAK:caj